Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

July 19, 2019

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	10x Genomics, Inc. – Registration Statement on Form S-1 (CIK No. 0001770787)

Ladies and Gentlemen:

On behalf of 10x Genomics, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) an amendment to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on May 10, 2019 and as revised and further submitted on June 20, 2019. The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated July 5, 2019, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure. In accordance with Section 71003 of the FAST Act, the Company is omitting interim financial information for the fiscal quarter ended March 31, 2019. The Company will amend the Registration Statement to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness of the Registration Statement.

The Company is seeking confidential treatment for this submission pursuant to Rule 83 of the Commission. The Company will publicly file the registration statement (as amended, the “Registration Statement”) and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Draft Registration Statement and a copy marked to show all changes from the initial version of the Draft Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the revised Draft Registration Statement. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 20, 2019

Prospectus Summary, page 1

1.

We note your response to prior comment 1. If a jury has concluded that substantially all of your products infringe another entity’s patents, please say so clearly and highlight the consequences prominently in your prospectus summary. Also, please tell us why you deleted the bullet point related to your multi-class structure of common stock.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 7.

We are dependent on single source and sole source..., page 23

2.	Please clarify whether you have contracts with the single source and sole source suppliers. File the contracts as exhibits to your registration statement as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 24 to emphasize that it has minimal contractual rights to force any of the referenced suppliers to supply it with the referenced components or materials. The Company respectfully advises the Staff that it has contracts with some of its single source and sole source suppliers, but not all of them. Purchases under these contracts are generally made via non-binding purchase orders. These contracts generally create minimal obligations on behalf of such suppliers and also include various provisions, some of which are within the control of the supplier, which could permit the supplier to reject a purchase order from the Company or otherwise make it difficult for the Company to force them to deliver the applicable materials or components. In addition, some of these contracts allow for termination by the supplier, without cause, with as little as 30 days’ advance notice. As a result, the Company believes it would provide minimal to no benefit to investors for it to file such contracts and could in fact misleadingly suggest it could easily enforce such agreements.

We are involved in lawsuits..., page 46

3.

We note your response to prior comment 8; however, we also note your disclosure in this risk factor regarding the other party asserting that patents are unenforceable and the possibility that the party may seek to invalidate or claim an ownership interest. Therefore, without disclosure of the portion of your products affected by the patents that are the subjects of the lawsuits, it is unclear how investors can evaluate the magnitude of the risk, including the extent to which you believe that the technology in your products is being infringed. Please advise or revise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 125.

Recent acquisitions, page 73

4.

Please expand your response to prior comment 35 to address Regulation S-K Item 601(b)(2). If these agreements are not material, please ensure that your disclosure regarding the acquisitions makes this clear.

In response to the Staff’s comment, the Company has revised its disclosure on page 74. In addition, the Company wishes to correct its previous response as follows:

“The Company respectfully advises the Staff that it does not believe the acquisition agreements relating to the Company’s acquisitions of Epinomics and Spatial Transcriptomics or the license agreement with Prognosys constitute material plans of acquisition, reorganization, arrangement, liquidation or succession under Item 601(b)(2) of Regulation S-K or material contracts under Item 601(b)(10) of Regulation S-K as the acquisitions that are the subject of each such agreement are described in the Registration Statement, each acquisition has been completed and all obligations under the Epinomics acquisition agreement and the Prognosys license agreement have been fully performed and the contingent payment obligation described on pages 122 and F-16 is the only remaining obligation under the Spatial Transcriptomics acquisition agreement. As such, the Company believes the material information regarding these agreements is adequately described in the Registration Statement.”

Silicon Valley Bank Loan and Security Agreement, page 85

5.

We note your response to prior comment 16. Please tell us whether you still are in compliance with all covenants under the Loan and Security Agreement. Also, provide us your analysis of whether you must disclose the target revenue mentioned in exhibit 10.1 section 6.9 for investors to evaluate your disclosures regarding the loan and your liquidity and the magnitude of the risks resulting from the covenant.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 to reflect that the Company was in compliance with all covenants under the Loan and Security Agreement as June 30, 2019 and remains in compliance as of the date hereof. As disclosed in the Registration Statement, the Company has not utilized the additional term loan or revolving line of credit available to it under the Loan and Security Agreement and has utilized sales of preferred equity securities as its primary source of cash from financing activities. In addition, the Company ended 2017 and 2018 with cash and cash equivalents exceeding the amount of borrowings outstanding under the Loan and Security Agreement and expects, partly as a result of this offering, to end 2019 in an even stronger financial position. As a result, the Company does not currently intend to draw on the additional commitments available under the Loan and Security Agreement and, as disclosed in the Registration Statement, believes its existing cash and cash equivalents and cash generated from sales of its products will be sufficient to meet its anticipated cash needs for the next 12 months. Further, the Company respectfully advises the Staff that it has historically exceeded the revenue targets by a significant amount. For example, the revenue targets for each month in 2018 were exceeded by at least 38%. Given the foregoing, the Company respectfully advises the Staff that it does not believe that disclosing the revenue targets would provide any additional material information that would be meaningful to potential investors.

High cell capture rate, page 106

6.

We note your response to prior comment 20 and your reference to “up to” 65%. Please tell us the actual rates, and why you believe disclosure regarding what the rate can reach “up to” provides investors balanced information regarding the rate..

In response to the Staff’s comment, the Company has revised its disclosure on page 107.

Single Cell Gene Expression, page 106

7.	We note your response to prior comment 22. Please tell us the extent of your revenue derived from customers who receive discounts based on your collaboration with Human Cell Atlas.

In response to the Staff’s comment, the Company has revised its disclosure on page 108.

Intellectual Property, page 122

8.

We note your response to prior comment 23. Please revise the disclosure in the fourth paragraph of this section about “a low double-digit percentage of revenue” to provide more specific information about the size of the payment.

In response to the Staff’s comment, the Company has revised its disclosure on page 122.

Amended and Restated Investors’ Rights Agreement, page 145

9.	Please disclose the nature of the rights granted under this agreement, and when the rights terminate. Also tell us whether the agreement provides rights to purchase in this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 146. The Company respectfully advises the Staff that Section 2.3(d) of the IRA provides that Section 2.3 of the IRA shall not be applicable to the issuance of “Exempted Securities.” Pursuant to Article IV(B)(4)(d)(i)(B) of the Company’s Seventh Amended and Restated Certificate of Incorporation, “Exempted Securities” include Common Stock (as defined therein) issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock (as defined therein) are converted to Common Stock. As disclosed in the Registration Statement, all outstanding shares of the Company’s convertible preferred stock are expected to convert into shares of common stock in connection with this offering and, as a result, investors party to the IRA will not have a right under the IRA to purchase shares of common stock issued by the Company in this offering.

Amended and Restated Voting Agreement, page 145

10.

Please clarify the “certain matters” that are the subject of the agreement. Also, if any of your directors were selected as a result of the agreement, please clarify and disclose which party selected the director.

In response to the Staff’s comment, the Company has revised its disclosure on pages 146 and 147.

Exhibits

11.

Please provide us your analysis of whether you must file the letter regarding the bonus and bonus plan mentioned in exhibit 10.13 and the lease for your facilities not addressed by exhibits 10.2 and 10.3.

In response to the Staff’s comment, the Company has revised its disclosure on page 133 and updated exhibit 10.13.

The Company respectfully advises the Staff that, in addition to the lease of the Company’s global headquarters addressed by exhibits 10.2 and 10.3 (“Stoneridge Mall”), the Company is party to four leases in Pleasanton, California, which expire at various times in 2020 and 2021 and obligate the Company to make aggregate annual lease payments of less than $1.3 million in 2019. The Company does not currently expect to renew any of these four leases. In addition, the Company has recently vacated the property subject to one of these leases in connection with its move to Stoneridge Mall, which it began occupying in June 2019. The Company also leases satellite offices in San Francisco, California, the Netherlands, Shanghai, Singapore and Stockholm. These leases obligate the Company to make aggregate lease payments of less than $0.6 million in 2019. As such, the Company considers all of its leases other than the Stoneridge Mall lease to be contracts of the type that are entered into in the ordinary course of business and to be immaterial in terms of annual contractual obligations and insignificant to the business as a whole. As noted on page 120 of the Registration Statement, the Company believes that, if needed, it will be able to obtain additional facilities on commercially reasonable terms. Based on the foregoing, the Company believes that the only lease required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K is the Stoneridge Mall lease.

The Company further advises the Staff that it has updated its Edgar filer info and the cover page of the Registration Statement to reflect the Stoneridge Mall address.

* * * * * * *

Please call me (650-251-5130) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Kevin Kennedy

Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer, Eric Whitaker, General Counsel and Secretary 10x Genomics, Inc.